Exhibit 7.10

To:	China CITIC Bank International Limited
79/F, International Commerce Centre
1 Austin Road West
Kowloon Hong Kong
(as Facility Agent)

From:	Decade Sunshine Limited
c/o Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
PO Box 2681
Grand Cayman KY1-1111, Cayman Islands
(as Borrower)

Re: Consent and Waiver under Facilities Agreement dated February 8, 2013

Gentlemen:

Reference is made to a Facilities Agreement dated February 8, 2013 between Decade Sunshine Limited, as Borrower, the companies named therein as Original Guarantors, and China CITIC Bank International Limited, as Lead Arranger, Original Lender, Facility Agent and Security Agent (the “Facilities Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Facilities Agreement.

1.	Proposed amendment to Acquisition Agreement

We hereby inform the Facility Agent that the Borrower, the Merger Sub and the Target intend to amend the Acquisition Agreement, with such amendment being in the form attached hereto as Exhibit A (the “Amendment”). In connection with the Amendment, the PE Investor will deliver to Holdco an amendment to the commitment letter dated February 8, 2013, by and between the PE Investor and Holdco, with such amendment being in the form attached hereto as Exhibit B (the “Commitment Letter Amendment”). Pursuant to Clause 22.26 (Amendments) of the Facilities Agreement, the prior written consent of the Facility Agent (acting for and on behalf of the Majority Lenders) is required in order for the Borrower to amend the Acquisition Agreement as contemplated by the Amendment.

2.	Request for Waiver of Condition Precedent

Pursuant to Clause 4.2(a) of the Facilities Agreement, subject to Clause 4.1 of the Facilities Agreement, each Lender is only obligated to make its participation in each Loan if the conditions precedent described in Clause 4.2(a) of the Facilities Agreement have been satisfied or waived. The Amendment will increase the Acquisition Consideration by US$25,300,000 (the "Increased Consideration Amount"). It is contemplated that US$3,900,000 of the Increased Consideration Amount will be funded by additional cash of the Target ("Additional Target Cash Amount") and US$21,400,000, being the remaining amount of the Increased Consideration Amount, will be funded by the PE Investor or the PE Investor Subsidiary through an increase in purchase price of the Convertible Notes (the "PE Investor Contribution Amount"). The total amount of cash that will need to be transferred by Target to the Paying Agent to fund the Acquisition Consideration will be US$83,900,000, being US$80,000,000 plus the Additional Target Cash Amount.

Consequently, we hereby request the waiver by the Finance Parties of the condition precedent set forth in Clause 4.2(a)(i)(D)(1) of the Facilities Agreement. As condition for such waiver, we undertake that the PE Investor Contribution Amount will be applied to pay for the Increased Consideration Amount first, and the Additional Target Cash Amount will be applied to pay for the Increased Consideration Amount only after the PE Investor Contribution Amount has been exhausted.

3.	Confirmation by the Borrower

We hereby confirm and agree that:

(a) the representations and warranties set out in Clause 19 (Representations) of the Facilities Agreement are true in all material respects;

(b) no Default is continuing or would result from the execution of this consent and waiver letter (this "Consent Letter");

(c) any default in complying with any of the provisions in this Consent Letter shall be an Event of Default under the Facilities Agreement;

(d) any Security granted by any Obligor remains in full force and effect and that no obligations under such Security will be affected by any amendment or waiver to the Facilities Agreement made pursuant to this Consent Letter; and

(e) without prejudice to our obligations under Clause 17 (Costs and Expenses) of the Facilities Agreement, we agree to reimburse each Finance Party, within five (5) Business Days of demand for all costs and expenses (including agreed legal fees) reasonably incurred by that Finance Party in connection with the preparation, negotiation, printing and execution of this Consent Letter.

4.	Miscellaneous

(a) Except as specifically referred to in Sections 1 and 2 above, this Consent Letter does not and shall not be deemed to waive, amend, modify, limit or otherwise affect any provision of any Finance Documents. The consent provided for in Consent Letter is without prejudice to, and each Finance Party expressly reserves, all of the rights any Finance Party may now or hereafter have in relation to any circumstances or matter, which rights shall remain in full force and effect. Save as expressly waived by this Consent Letter, the terms and conditions of the Finance Documents shall remain in full force and effect.

(b) This Consent Letter is hereby designated as a “Finance Document” for the purposes of the Facilities Agreement.

(c) This Consent Letter may be signed in counterparts, each of which when duly executed and delivered is an original and all of which together evidence the same Letter.

5.	Governing Law

This Consent Letter shall be governed by, and construed in accordance with, Hong Kong law and the provisions of Clause 39 (Governing law) and 40 (Enforcement) of the Facilities Agreement shall be deemed to be incorporated in this Consent Letter in full, mutatis mutandis, save that references to “this Agreement” shall be construed as references to this Consent Letter.

6.	Consent from, and Waiver by, the Facility Agent

By execution hereof, the Facility Agent hereby:

(a) consents to the Amendment, subject to the Commitment Letter Amendment being executed and delivered by the PE Investor to Holdco and the conditions set out herein; and

(b) agrees to waive the condition precedent described in Section 2 hereof, subject to the terms set forth in Section 2 hereof.

[The remainder of this Consent Letter has been intentionally left blank]

Please indicate your acceptance of this Consent Letter by countersigning this Consent Letter and returning an original to us.

Sincerely,

Decade Sunshine Limited

(as Borrower)

By:/s/ Jing Lou
Name: Jing Lou
Title: Director

AGREED AND ACCEPTED BY THE FACILITY AGENT FOR AND ON BEHALF OF THE MAJORITY LENDERS AND THE FINANCE PARTIES:

China CITIC Bank International Limited
(as Facility Agent)

By: /s/ Windy S P Lau
Name: Windy S P Lau
Title: Vice President

By: /s/ Frederick Fu
Name: Frederick Fu
Title: Executive Deputy General Manager

Exhibit A

Acquisition Agreement Amendment

See attached.

Exhibit B

Commitment Letter Amendment

See attached.